SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 1,802,029 Net interest income 1,033,547 Loans and accounts receivables from customers and banks, net 39,645,831 Net fee and commission income 296,693 Loans and accounts receivables from customers at fair value, net 178,989 Result from financial operations 134,166 Financial instruments 8,943,035 Total operating income 1,464,406 Financial derivative contracts 10,715,801 Provision for loan losses (286,765) Other asset ítems 4,902,757 Support expenses (479,295) Total assets 66,188,442 Other results (37,176) Income before tax 661,170 Principal liabilities MCh$ Income tax expense (102,617) Deposits and other demand liabilities 13,120,949 Net income for the period 558,553 Time deposits and other time liabilities 16,493,664 Issued debt and regulatory capital instruments 10,677,237 Attributable to: Financial derivative contracts 10,906,536 Equity holders of the Bank 550,354 Other liabilities ítems 10,364,030 Non-controlling interest 8,199 Total equity 4,626,026 Total liabilities and Equity 66,188,442 Equity attributable to: Equity holders of the Bank 4,514,321 Non-controlling interest 111,705 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of June 30, 2025 The principal balances and results accumulated for the period ending June 2025 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ANDRES TRAUTMANN B. Chief Accounting Officer Chief Executive Officer

Santander

BANCO SANTANDER-CHILE Y AFILIADAS

INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de Junio de 2025

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Junio de 2025 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.802.029
Créditos y cuentas por cobrar a clientes y bancos	39.645.831
Créditos y cuentas por cobrar a clientes a valor razonable	178.989
Instrumentos financieros	8.943.035
Contratos de derivados financieros	10.715.801
Otros rubros del activo	4.902.757
Total Activos	**66.188.442**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.120.949
Depósitos y otras captaciones a plazo	16.493.664
Instrumentos de deuda y capital regulatorio emitidos	10.677.237
Contratos de derivados financieros	10.906.536
Otros rubros del pasivo	10.364.030
Total patrimonio	4.626.026
Total Pasivos y Patrimonio	**66.188.442**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.514.321
Interés no controlador	111.705

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	1.033.547
Ingresos netos de comisiones	296.693
Resultado de operaciones financieras	134.166
Total ingresos operacionales	**1.464.406**
Gasto de pérdidas crediticias	(286.765)
Gastos de apoyo	(479.295)
Otros resultados	(37.176)
Resultado antes de impuesto	**661.170**
Impuesto a la renta	(102.617)
Utilidad consolidada del periodo	**558.553**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	550.354
Interés no controlador	8.199

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence, ¿Qué podemos hacer por ti hoy?